June 16, 2005

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: (714) 540-1235 Fax: (714) 755-8290
www.lw.com

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File No. 030160-0022

Via EDGAR

John Fieldsend
Staff Attorney
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Volcom, Inc. Registration Statement on Form S-1
filed on April 29, 2005 (File No. 333-124498)

Dear Mr. Fieldsend:

     We hereby respond on behalf of Volcom, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated June 13, 2005 (the “Comment Letter”), to the above referenced Registration Statement. The Company has filed, via EDGAR, this letter (tagged correspondence) and Amendment No. 2 to the Registration Statement (the “Amendment”).

     For your convenience, we are sending a copy of this letter, the Amendment and supplemental materials in the traditional, non-EDGAR format, including a version of the Amendment that is marked to show changes from the Amendment No. 1 to the Registration Statement, and will forward a courtesy package of these documents to our other examiners: H. Christopher Owings, Anthony Watson and George Ohsiek.

     The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in italics below from the Comment Letter in the order presented. In addition, please note that the page references in our responses correspond to the pagination of the Amendment, as marked to show changes from the original filing, which pagination differs from that filed in Amendment No. 1 to the Registration Statement in some respects.

June 16, 2005

Risk Factors, page 6

1.	We note your response to comment 6 in our letter dated May 25, 2005. Please note the following risk factors that still do not appear to clearly and concisely convey the actual risk:

•	In your last risk factor on page 11, you state that you are subject to risks inherent in international business, “potentially including” the risks you mention in your bullet points. Please consider discussing each of your bullet point risks that are material in separate risk factors and in a manner specific to you. For example, in your first bullet point, you state that you may have “difficulties obtaining domestic and foreign export, import and other governmental approvals, permits and licenses, and compliance with foreign laws, which could halt, interrupt, or delay [y]our operations.” Please disclose if you had difficulty obtaining these licenses in any country in the past or if you have reason to believe you will have difficulty obtaining them in the future. If so, please disclose the country and the difficulties. If not, please tell us why this risk is material to you. In addition, please discuss how this risk could halt, interrupt, or delay your operations.

•	It appears as if you discuss already the intellectual property risks in foreign countries in your last risk factor on page 7. Please revise or advise.

•	In your first full risk factor on page 10, you state that if you or your licensees’ key manufacturers fail to use acceptable labor practices, it could have a materially adverse effect on you by disrupting the shipment of finished products. Please disclose if any of these manufacturers use unacceptable labor practices. If not, please tell us how this is material to you. Also, please disclose how unacceptable labor practices would disrupt the shipment of your finished goods.

•	In your first full risk factor on page 14, it appears that you discuss two distinct risks. Please consider separating your risk factor into two factors, one discussing the risk of a market not developing for your common stock, and the other for your stock’s price volatility. Also, it appears that the last four bullet points are factors over which you have control or are discussed already in other risk factors. Please revise or advise.

     Response: In accordance with the Staff’s comments in the first bullet point, the Company has revised its disclosure on page 11. The Company advises the Staff that it has not generally had difficulty obtaining the approvals, permits and licenses referenced in the first bullet point above and it does not currently believe that it will have any difficulty obtaining them in the future in any particular country. The risk of the Company having difficulty obtaining such approvals, permits and licenses is material; however, because the Company imports and exports a substantial portion of its products and, should the Company at any time in the future not be able to obtain such approvals, the Company’s ability to import and export its products in certain countries may be inhibited.

June 16, 2005

     In accordance with the Staff’s comments in the second bullet point, the Company has removed the second reference to the intellectual property risk in foreign countries on page 12.

     In accordance with the Staff’s comments in the third bullet point, the Company has revised its disclosure on page 10 accordingly. The Company advises the Staff that to its knowledge none of its manufacturers uses unacceptable labor practices. The use of unacceptable labor practices by any of the Company’s manufacturers could be material to the Company’s results of operations if a manufacturer used such unacceptable labor practices, and as a result of such practices, the manufacturer’s ability to meet the Company’s manufacturing requirements was diminished and the Company could not quickly remedy the decrease in product imports to meet its obligations to retailers. Furthermore, if the Company’s manufacturers use unacceptable labor practices, it could harm the Company’s reputation.

     In accordance with the Staff’s comments in the fourth bullet point, the Company has revised its disclosure on page 14 to separate the one risk factor into two risk factors and to delete the last four unnecessary bullet points.

If we are required to establish new manufacturing relationships due to..., page 9

2.	Also, your last risk factor on page 9 still contains boilerplate language and does not convey clearly the actual risk. You state that Ningbo Jehson Textiles and China Ningbo CIXI accounted for 12% and 11% of your product costs in 2004, respectfully. Since these companies accounted for such a large percentage of your costs, you should consider naming them in the risk factor heading and not just the explanatory paragraph.

     Response: In accordance with the Staff’s comment, the Company has revised its disclosure on page 9.

We may be adversely affected by the discontinuance of our licensing..., page 10

3.	We note your response to comment 7 in our letter dated May 25, 2005. You state you have business operations only in the United States and Canada, and outside these two countries you derive revenues only from licensees. However, in the last paragraph of your Volcom, Inc. subsection on page 1, you state that you serve, directly, Central America, Japan, Korea and Puerto Rico, in addition to the United States and Canada. Please revise or advise

     Response: In accordance with the Staff’s comment, the Company has clarified its disclosure on page 1. The Company advises the Staff that it only has business operations in the United States and Canada but that it also serves customers, such as distributors and retailers, located in Central America, Japan, Korea and Puerto Rico from its headquarters in Orange County, California.

Use of Proceeds, page 18

4.	We note your responses to comments 12 and 13 in our letter dated May 25, 2005. Since you have no current, specific plans for a significant portion of the proceeds of your

June 16, 2005

offering, please state and discuss the principal reasons for your offering. See Item 504 of Regulation S-K.

     Response: In accordance with the Staff’s comment, the Company has stated and discussed the reasons for the offering on page 18.

Management’s Discussion and Analysis of Financial Condition and Results..., page 24

5.	We note your response to comment 15 in our letter dated May 25, 2005. You disclose a number of factors that “may positively or negatively impact demand for [y]our products.” In addition to just disclosing these factors, please discuss the past performance of these factors and whether, in the future, it is reasonably likely to expect these factors to impact you positively, negatively, or not at all.

Also, you disclose that you monitor “certain key operating indicators in assessing [y]our financial condition...includ[ing] sales to [y]our five largest customer accounts, sales data for both [y]our large and small retail customers and monitoring trends with [y]our various product categories.” In addition, please discuss the past performance of these indicators and whether, in the future, it is reasonably likely to expect these indicators to impact you positively, negatively, or not at all.

     Response: In accordance with the Staff’s comment, the Company has included additional disclosure on page 25 relating to the past performance of these factors and indicators and whether, in the future, it is reasonably likely to expect these indicators to impact the Company positively, negatively, or not at all.

6.	We reissue comment 19 in our letter dated May 25, 2005. In clear and concise language, please disclose the meaning of the phrase “leverage the fixed components of these expenses over increased revenues.”

     Response: In accordance with the Staff’s comment, the Company has revised its disclosure on page 26.

Revenues, page 27

7.	We note your response to comment 20 in our letter date May 25, 2005. In your response, you state that the greatest driver in your “revenue growth and increases in sales by [your] international licensees has been the popularity of the brand across the entirety of [your] target market.” In the first paragraph of this subsection, you state that you “believe [y]our revenue growth was driven primarily by increasing acceptance of [y]our products at retail as a result of marketing and advertising programs that effectively promoted [y]our brand, a compelling product offering, high quality standards, and strong relationships with [y]our retailers.” It appears that the response in your letter and the disclosure in your document convey the same meaning. Regardless, to more clearly and concisely convey the meaning of your disclosure, please insert the language of your response letter in the first paragraph of this subsection.

June 16, 2005

     Response: In accordance with the Staff’s comment, the Company has added that a primary driver of its revenue growth has been “the popularity of our brand across our target market” on page 28.

Selective Distribution Model, page 42

8.	We note your response to comment 29 in our letter dated May 25, 2005. Please discuss the actions you take if your retailers do not meet your expectations for quality and presentation.

     Response: In accordance with the Staff’s comment, the Company has included additional disclosure on page 42 that should a retailer not meet its expectations for quality and presentation, the Company will generally meet with management of the retailer and communicate the Company’s expectations and request that the retailer meet these expectations.

Litigation, page 54

9.	We note your response to comment 46 in our letter dated May 25, 2005. In your original document you stated that “this litigation will not likely have a material adverse effect on [y]our financial position.” In this amended document, you state that you are “presently unable to estimate any possible loss or range of loss that may result.” Therefore, it appears that the litigation may have a materially adverse effect on you. Please discuss how this litigation may have a material impact on your financial position.

     Response: On June 15, 2005, the Company entered into a binding settlement agreement with The Active Wallace Group. Prior to the June 15, 2005 settlement conference, the amount of any possible loss or range of loss was not estimable. Pursuant to the terms of the settlement agreement, the Company is required to pay The Active Wallace Group $1.0 million within 30 days of the settlement. The settlement was entered into the record by the trial judge and stipulated to by the attorneys and principals on both sides of the matter and is fully binding under California law. The terms of the settlement agreement require dismissal of the action with prejudice. The $1.0 million settlement amount will not be paid from the proceeds from this offering, as the Company’s operating cash flows and line of credit provide sufficient capital for payment of the $1.0 million.

     Pursuant to Item 103 of Regulation S-K, a registrant is required only to “describe briefly any material pending legal proceedings.” Pursuant to the instructions to Item 103, “no information need be given with respect to any proceeding that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 percent of the current assets of the registrant.” The $1.0 million settlement amount is significantly less than 10 percent of the Company’s current assets. Because the lawsuit has been settled by the parties and the settlement amount is less than 10 percent of the Company’s current assets, the Company has deleted the disclosure on page 54 regarding The Active Wallace complaint because the Company no longer believes the matter is material and the Company believes dismissal of the action is a mere formality at this point in time. The Company has provided additional disclosure on page 26 under the heading “Overview,” page 34 under the heading “Liquidity and Capital Resources,” page 36 under the heading “Contractual Obligations and Commitments,” and at Note 14 on page F-22 regarding the contractual obligation arising from the settlement agreement. For the same reasons described above, the Company does not believe that the settlement agreement is material pursuant to Item 601 of Regulation S-K.

Option, page 65

10.	We note your response to comment 51 in our letter dated May 25, 2005. If this agreement is material, please file it as an exhibit. See Item 601 of Regulation S-K. If this information is confidential you may file this exhibit using the procedures set forth in Rule 406 under the Securities Act of 1933.

     Response: The Company respectfully advises the Staff that Item 601(b)(10) of Regulation S-K states that a material contract is “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.” As discussed in Response 37 to our comment response letter to the Staff

June 16, 2005

dated as of June 2, 2005, the Company respectfully advises the Staff that agreements associated with its sponsorship of athletes are made in the ordinary course of the Company’s business and individually are not material. The Company also respectfully advises the Staff that the option agreement discussed on page 66 relates to services performed in whole prior to the filing of the Registration Statement and that the agreement was entered into more than two years before the filing of the Registration Statement. The Company also confirms that the contract was not, and is not, with a member of management of the Company.

National Market Listing, page 70

11.	We note your response to comment 59 in our letter dated May 25, 2005. Please confirm that if you are not listed on the Nasdaq National Market by the time you become effective, you will provide the Nasdaq National Market’s listing requirements and distribution standards that you must meet and how you compare to these requirements and standards.

     Response: In accordance with the Staff’s comment, the Company confirms that should it not be approved for listing on the Nasdaq National Market at the time it becomes effective, it will provide the Nasdaq National Market’s listing requirements and distribution standards that the Company must meet and how it compares to these requirements and standards.

Note 1, Organization and Summary of Significant Accounting Policies, Page F-8

Revenue Recognition, Page F-9

12.	We note your response to comment 65 in our letter dated May 25, 2005. We consider your allowance for product returns to be a valuation or qualifying account within the meaning of Rules 5-04 and 12-09 of Regulation S-X. As previously requested, please disclose information related to your allowance for product returns in Schedule II — Valuation and Qualifying Accounts. Alternatively, you may disclose the information in the notes to the financial statements.

     Response: The Company acknowledges the Staff’s comment that its allowance for product returns is a valuation and qualifying account within the meaning of Rules 5-04 and 12-09 of Regulation S-X, and will disclose the information related to its allowance for product returns in Note 2 to the consolidated financial statements. The Company supplementally advises the Staff that, prior to 2004, the allowance for doubtful accounts included amounts provided for product returns. Accordingly, certain reclassifications have been made in Note 2 to the consolidated financial statements to reflect the allowance for product returns as a separate valuation and qualifying account as requested by the Staff.

Note 13, Segment Information, page F-19

13.	We note your response to comment 72 in our letter dated May 25, 2005 and would like to request some additional information with respect to your application of SFAS 131. Your response to our prior comment suggests that management has determined that you have only one operating segment based on your analysis of SFAS 131. In order to better

June 16, 2005

understand how you concluded that you have only one operating segment, please provide us the following:

•	the name and position of your chief operating decision maker;

•	a complete copy of a recent monthly internal management report provided to your chief operating decision maker that includes your operating results; and

•	an organizational chart detailing your management structure under the chief operating decision maker as it relates to managing the operational aspects of your business.

     Response: In response to the Staff’s comment, the Company notes that its chief operating decision maker as defined by SFAS 131 is Richard Woolcott, President and Chief Executive Officer of the Company. Additionally, as requested, the Company supplementally provides the following information referenced as Appendix A to this letter:

•	A complete copy of the Company’s March 2005 monthly internal management reports that were provided to Richard Woolcott.

•	The Company’s current organizational chart that details the Company’s management structure under Richard Woolcott as it relates to managing the operational aspects of the Company’s business.

With regard to the Company’s internal management reports, the Company respectfully advises the Staff of the following:

•	The “Consolidated Balance Sheet” and “Consolidated Income Statement” do not agree to amounts included in the Company’s Amendment No. 1 to the Registration Statement due to the fact that these monthly internal management reports were preliminary and did not include all of the final adjustments and reclassifications posted during the quarterly closing process.

•	The “Consolidated Balance Sheet” and “Consolidated Income Statement” do not provide any discrete financial information or consolidating information regarding Volcom Entertainment, the 126 La Brea retail store or Veeco Productions.

•	The “Balance Sheet PY Comparison”, “Comp Summary Inc Stmt”, “Comparative P&L (Forecast)”, “Comp Detail Inc Stmt (PY)” and “Comp Detail Inc Stmt (BVA)” (the “Internal Management System Reports”) are presented on an “unconsolidated” basis and, hence, do not include any discrete financial operating results for Volcom Entertainment or the 126 La Brea retail store. Rather, the separate general ledgers of these operations are only included in the Company’s consolidation worksheet for purposes of preparing its consolidated financial statements. Further, because these Internal Management System Reports do not reflect certain adjustments and reclassifications required for external financial reporting purposes, these Internal Management System Reports do not agree to the “Consolidated Balance Sheet” and “Consolidated Income Statement.”

June 16, 2005

•	The financial information related to Veeco Productions, while included in the aforementioned Internal Management System Reports, is not presented separately, but rather is included in the sales balances and the marketing expense balances on the Internal Management System Reports.

•	The account balance shown for the expense caption “Volcom Entertainment” in the Internal Management System Reports reflects actual cash paid from Volcom Inc. to Volcom Entertainment to assist in funding Volcom Entertainment’s operations and does not represent the actual discrete financial operations of Volcom Entertainment. These intercompany amounts are appropriately eliminated in consolidation.

•	The account balance shown for the expense caption “Retail Store Expense” in the Internal Management System Reports reflects an immaterial expense amount paid by Volcom, Inc. related to hosting an art show at the Company’s 126 La Brea retail store in March 2005 and does not represent the actual operations of the 126 La Brea retail store.

With regard to the Company’s current organizational chart, the Company respectfully advises the Staff of the following:

•	Volcom Entertainment and the 126 La Brea retail store do not appear on the organization chart due to the insignificant nature of these advertising and promotional initiatives.

•	Volcom Entertainment consists of four employees and is headed by the Company’s Vice President of Artist Development, whose exclusive job responsibility is to recruit new bands. This individual reports directly to Richard Woolcott solely for the purpose of defining and developing new music for the Volcom Entertainment label and for his employee performance review.

•	The 126 La Brea retail store consists of one full-time employee, the retail store manager, who reports directly to Tom Ruiz, the Company’s Vice President of Sales.

•	Veeco Productions is merely an initiative within the Company’s marketing department and has one employee dedicated to this initiative.

     In addition to the above direct response to the Staff’s comment number 13, the Company provides the following information as a supplement to its previous response to comment 72 in your letter dated May 25, 2005. As previously stated, the Company has determined that its music label, Volcom Entertainment, its film production unit, Veeco Productions, and its retail store, 126 La Brea, do not represent operating segments as defined by paragraph 10 of SFAS 131. Specifically, the monthly Internal Management System Reports regularly reviewed by the Company’s chief operating decision maker, Richard Woolcott, to make decisions about the allocation of resources do not contain discrete financial operating results for these strategic advertising and promotional initiatives as is required under paragraph 10(b) of SFAS 131.

     As discussed on its call with the Staff on June 14, 2005 and to further clarify how these initiatives are viewed internally, the Company notes that Richard Woolcott does not review discrete financial information nor does he use financial metrics to allocate resources to these initiatives. Instead, Richard will assess the operational aspects of these initiatives in an effort to determine whether these initiatives are meeting his expectations based on their inherent marketing value. For example, Richard Woolcott will meet with the Vice President of Artist Development to discuss the types of bands on the Volcom Entertainment label and whether they are congruent with Volcom, Inc.’s brand image. Richard Woolcott and the Vice President of Artist Development will also discuss potential unsigned bands and non-financial trends within the music industry. This same approach applies to the 126 La Brea retail store, whereby Richard Woolcott will review non-financial metrics related to the retail store, such as the presentation of the brand through current store displays, marketing events held at the 126 La Brea retail store and consumer feedback of Volcom branded products within the store to ensure that these metrics are congruent with Volcom Inc.’s brand image. Richard’s focus related to these initiatives is not around the financial performance of these initiatives, which total in the aggregate approximately 1% of the Company’s total product revenues, but solely around how these initiatives provide the Company with a creative and artistic medium to connect with our target market and differentiate the Company from its competitors.

     The Company includes these advertising and promotional initiatives within its overall marketing budget and, hence, these initiatives are viewed similar to the Company’s advertising costs or team rider salaries. For example, during 2004, Volcom Entertainment was provided a budget of $100,000 per quarter, whereby Volcom, Inc. would make intercompany payments to Volcom Entertainment to assist it in funding its operations. The budgeting process for marketing expenditures is the responsibility of Troy Eckert, Vice President of Marketing, and the monitoring of the budget to actual results is performed by the CFO. These budgeting decisions happen at levels that are below Richard Woolcott and he is not regularly involved in the financial planning or review of these initiatives.

     In summary, based on the Company’s strategic view of these advertising and promotional initiatives, and based on the way that these initiatives are viewed internally by Richard Woolcott, the Company has determined that it currently operates within one operating segment as defined by paragraph 10 of SFAS 131. To the extent that these initiatives change (i.e. the Company expands retail operations) or the financial operating results of these initiatives begin to be regularly reviewed by Richard Woolcott, the Company will reassess whether it meets the operating segment criteria as described in paragraph 10 of SFAS 131 and will provide the appropriate disclosures in future filings should they become warranted.

     Once you have had time to review our responses to the Staff’s comments and the corresponding changes in the Amendment, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact me at (714) 755-8198.

June 16, 2005

Respectfully submitted,
/s/ S. Hoby Darling
S. Hoby Darling
of LATHAM & WATKINS LLP

cc:	Douglas P. Collier, Volcom, Inc.
Cary K. Hyden, Latham & Watkins LLP